United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 15, 2021

Archimedes Tech SPAC Partners Co.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40193	86-1286799
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2093 Philadelphia Pike #1968
Claymont, DE 19703

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: (650) 560-4753

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one subunit and one-quarter of one warrant	ATSPU	The Nasdaq Stock Market LLC

Subunits included as part of the units, each consisting of one share of common stock, $0.0001 par value, and one-quarter of one warrant	ATSPT	The Nasdaq Stock Market LLC

Common stock, par value $0.0001 per share	ATSP	The Nasdaq Stock Market LLC

Redeemable warrants	ATSPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Merger Agreement

On November 15, 2021, Archimedes Tech SPAC Partners Co., a Delaware corporation (“Archimedes”), entered into a Merger Agreement (the “Merger Agreement”) by and among Archimedes, ATSPC Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Archimedes (“Merger Sub”), and SoundHound, Inc., a Delaware corporation (“SoundHound”). Pursuant to the terms of the Merger Agreement, a business combination between Archimedes and SoundHound will be effected through the merger of Merger Sub with and into SoundHound, with SoundHound surviving the merger as a wholly owned subsidiary of Archimedes (the “Merger”). The board of directors of Archimedes has (i) approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related transactions by the stockholders of Archimedes.

Merger Consideration

The total consideration to be paid by Archimedes to SoundHound security holders at the Closing will be an amount equal to $2.0 billion, with outstanding SoundHound stock options and warrants assumed by Archimedes included on a net exercise basis.

Treatment of SoundHound Securities

Cancellation of Securities. Each share of SoundHound capital stock, if any, that is owned by Archimedes, Merger Sub, SoundHound, or any of their subsidiaries (as treasury stock or otherwise) immediately prior to the Effective Time, will automatically be cancelled and retired without any conversion or consideration.

Preferred Stock. Immediately prior to the Effective Time, each issued and outstanding share of SoundHound’s (i) Series A Preferred Stock, (ii) Series B Preferred Stock, (iii) Series C Preferred Stock, (iv) Series C-1 Preferred Stock, (v) Series D Preferred Stock, (vi) Series D-1 Preferred Stock, (vii) Series D-2 Preferred Stock, (viii) Series D-3 Preferred Stock, and (ix) Series D-3A Preferred Stock (collectively, “SoundHound Preferred Stock”), will be converted into shares of Class A Common Stock, par value $0.0001 per share, of SoundHound (the “SoundHound Class A Common Stock”) at the Conversion Ratio. The “Conversion Ratio” as defined in the Merger Agreement means an amount equal to (a)(i) the sum of (A) $2,000,000,000, plus (B) the aggregate exercise price of outstanding SoundHound in-the-money stock options and warrants, divided by (ii) the number of fully diluted SoundHound shares (including in-the-money stock options and warrants); divided by (b) $10.00.

Class A Common Stock. Each share of SoundHound Class A Common Stock issued and outstanding immediately prior to the Effective Time (other than any such shares of SoundHound capital stock cancelled as described above and any dissenting shares) will be converted into the right to receive a number of shares of Class A Common Stock, par value $0.0001 per share, of Archimedes (“Class A Common Stock”) at the Conversion Ratio.

Class B Common Stock. SoundHound does not currently have any Class B Common Stock authorized or outstanding. SoundHound intends to set up a special committee of disinterested independent directors to consider a proposal from SoundHound’s founders to (1) authorize the creation of a new class of common stock, Class B Common Stock, which will be identical to the SoundHound Class A Common Stock, but will entitle the holders thereof to multiple votes per share on all matters on which stockholders are entitled to vote, with the number of votes per share to be determined by the special committee and the founders if they reach agreement on the matter, and (2) immediately prior to the Closing, exchange the shares of SoundHound Class A Common Stock held by SoundHound’s founders for Class B Common Stock in exchange for consideration to be provided by SoundHound’s founders and as agreed to by SoundHound’s founders and the special committee, and, in each case, subject to approval and ratification by SoundHound’s stockholders (excluding SoundHound’s founders and their affiliates). If SoundHound’s founders and the special committee reach agreement with respect to the authorization and issuance of the Class B Common Stock, which is approved and ratified by SoundHound’s stockholders (excluding SoundHound’s founders and their affiliates), and accordingly shares of Class B Common Stock are issued by SoundHound prior to the closing of Merger, then such shares of Class B Common Stock will be converted into the right to receive a number of shares of Class B Common Stock of Archimedes (“Archimedes Class B Common Stock”) at the Conversion Ratio. The Archimedes Class B Common Stock will have the same multiple votes per share as SoundHound’s Class B Common Stock.

Merger Sub Securities. Each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one newly issued share of common stock of the Archimedes.

Stock Options. At the Effective Time, each outstanding option to purchase shares of SoundHound Common Stock will be converted into an option to purchase, subject to substantially the same terms and conditions as were applicable under such options prior to the Effective Time, shares of Class A Common Stock equal to the number of shares subject to such option prior to the Effective Time multiplied by the Conversion Ratio, with the per share exercise price equal to the exercise price prior to the Effective Time divided by the Conversion Ratio.

Warrants. Immediately prior to the Effective Time, each outstanding warrant to purchase shares of SoundHound capital stock that is unvested as of immediately prior to the Effective Time shall be automatically converted into a warrant to purchase, subject to substantially the same terms and conditions as were applicable under such warrants prior to the Effective Time, shares of the Class A Common Stock, proportionately adjusted for the Conversion Ratio, with the per share exercise price equal to the exercise price prior to the Effective Time divided by the Conversion Ratio.

Restricted Stock and SoundHound RSUs. Any outstanding restricted shares of SoundHound Common Stock that have not vested as of the Effective Time will have the same continuing vesting periods apply to the Merger Consideration Shares (as defined in the Merger Agreement) issued in exchange for such restricted shares.

Prior to the Closing, each SoundHound RSU (as defined in the Merger Agreement) will be converted into a restricted stock unit of Archimedes, subject to substantially the same terms and conditions as were applicable under the SoundHound RSU, except that upon conversion thereof, the holder of a SoundHound RSU will receive the same consideration that they would have received if such SoundHound RSU was converted into SoundHound Common Stock immediately prior to the Effective Time.

 Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) corporate existence and power, (b) authorization to enter into the Merger Agreement and related transactions, (c) governmental authorization, (d) capital structure, (e) corporate records, (f) subsidiaries, (g) consents, (h) financial statements, (i) books and records, (j) internal accounting controls, (k) absence of changes, (l) real and personal property, (m) litigation, (n) material contracts, (o) licenses and permits, (p) compliance with laws, (q) intellectual property, (r) accounts payable and affiliate loans, (s) employee matters and benefits, (t) tax matters, (u) environmental laws, (v) directors and officers, (w) insurance, (x) related party transactions, and (y) listing of securities.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Merger and efforts to satisfy conditions to consummation of the Merger. The Merger Agreement also contains additional covenants of the parties, including, among others, access to information, cooperation in the preparation of the Form S-4 and Proxy Statement (as each such terms are defined in the Merger Agreement) required to be filed in connection with the Merger and to obtain all requisite approvals of each party’s respective stockholders including, in the case of Archimedes, approvals of the second amended and restated certificate of incorporation, amended and restated bylaws, the omnibus incentive plan and employee stock purchase plan, post-merger board of directors, and the share issuance under Nasdaq rules. Archimedes has also agreed to include in the Proxy Statement the recommendation of its board that stockholders approve all of the proposals to be presented at the special meeting.

Each party’s representations, warranties and pre-Closing covenants will not survive Closing and no party has any post-Closing indemnification obligations.

Archimedes Omnibus Incentive Plan and Employee Stock Purchase Plan

Archimedes has agreed to approve and adopt an omnibus equity incentive plan (the “Incentive Plan”) and employee stock purchase plan (the “ESPP”), in each case to be effective as of the Closing and in a form mutually acceptable to Archimedes and SoundHound, subject to approval of the Incentive Plan and the ESPP by the Archimedes’ stockholders. The Incentive Plan will provide for an initial aggregate share reserve equal to 10% of the number of shares of Archimedes Common Stock on a fully diluted basis at the Closing and a 5% “evergreen” provision that will provide for an automatic increase on the first day of each fiscal year in the number of shares available for issuance under the Incentive Plan as mutually determined by SoundHound and Archimedes.

Non-Solicitation Restrictions

Each of Archimedes and SoundHound has agreed that from the date of the Merger Agreement to the Effective Time or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, it will not initiate any negotiations with any party relating to an Acquisition Proposal or Alternative Transaction (as such terms are defined in the Merger Agreement) or enter into any agreement relating to such a proposal. Each of Archimedes and SoundHound has also agreed to be responsible for any acts or omissions of any of its respective representatives that, if they were the acts or omissions of the Archimedes or SoundHound, as applicable, would be deemed a breach of the party’s obligations with respect to these non-solicitation restrictions.

Conditions to Closing

The consummation of the Merger is conditioned upon, among other things, (i) the absence of any applicable law or order restraining, prohibiting or imposing any condition on the consummation of the Merger and related transactions, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) receipt of any consent, approval or authorization required by any Authority (as defined in the Merger Agreement), (iv) have no action brought by any Authority to enjoin or otherwise restrict the consummation of the Closing, (v) Archimedes having at least $5,000,001 of net tangible assets either immediately prior to or upon consummation of the Merger, (vi) approval by SoundHound stockholders of the Merger and related transactions, (vii) approval by Archimedes stockholders of the Merger and related transactions, (viii) the conditional approval for listing by Nasdaq of the shares of Class A Common Stock to be issued in connection with the transactions contemplated by the Merger Agreement and the Subscription Agreements (as defined herein) and satisfaction of initial and continued listing requirements, (ix) the Form S-4 becoming effective in accordance with the provisions of the Securities Act of 1933, as amended (“Securities Act”), (x) solely with respect to Archimedes and Merger Sub, (A) SoundHound having duly performed or complied with all of its obligations under the Merger Agreement in all material respects, (B) the representations and warranties of SoundHound being true and correct in all respects unless failure would not have or reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement) on SoundHound or any of its subsidiaries, (C) no event having occurred that would result in a Material Adverse Effect on SoundHound or any of its subsidiaries, and (D) resignation of certain SoundHound directors as set forth in the Merger Agreement, and (xi) solely with respect to SoundHound, (A) Archimedes and Merger Sub having duly performed or complied with all of their respective obligations under the Merger Agreement in all material respects, (B) no event having occurred that would result in a Material Adverse Effect on Archimedes or Merger Sub, (C) the size and composition of the post-Closing board of directors of Archimedes being established as set forth in the Merger Agreement, (D) the amount of Parent Closing Cash (as defined in the Merger Agreement) being at least equal to the aggregate amount of commitments under the Subscription Agreements as of the date of the Merger Agreement, (E) total fees and expenses of Archimedes incurred or payable at Closing in connection with consummation of the Merger and related transactions not exceeding $10,300,000, and (F) Archimedes having amended its warrant agreement for its private warrants dated March 10, 2021 as necessary in order for the private warrants to be accounted for as equity (rather than as liabilities) under U.S. GAAP, SEC requirements and other applicable law.

Termination

The Merger Agreement may be terminated at any time prior to the Effective Time as follows:

(i) by either Archimedes or SoundHound if the Merger and related transactions are not consummated on or before the six month anniversary of the Merger Agreement (the “Outside Date”), provided that, if the SEC has not declared the Form S-4 effective on or prior to the five month anniversary of the Merger Agreement, then the Outside Date will be extended by one additional month, provided further that, the failure to consummate the transaction by the Outside Date is not due to a material breach by the party seeking to terminate the Agreement;

(ii) by either Archimedes or SoundHound if any Authority has issued any final decree, order, judgment, award, injunction, rule or consent or enacted any law, having the effect of permanently enjoining or prohibiting the consummation of the Merger, provided that, the party seeking to terminate cannot have breached its obligations under the Merger Agreement and such breach was a substantial cause of, or substantially resulted in, such action by the Authority.

(iii) by mutual written consent of Archimedes and SoundHound duly authorized by each of their respective boards of directors;

(iv) by either Archimedes or SoundHound if the other party has breached any of its covenants or representations and warranties such that closing conditions would not be satisfied by the earlier of (A) the Outside Date and (B) 30 days following receipt by the breaching party of a written notice of the breach;

(v) by Archimedes if SoundHound has not received approval from SoundHound stockholders for the Merger and related transactions by five business days following the effective date of the Form S-4, provided that upon SoundHound receiving the such stockholder approval, Archimedes will no longer have any right to so terminate the Merger Agreement;

The Merger Agreement and other agreements described below have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about Archimedes, SoundHound or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about Archimedes, SoundHound or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that Archimedes makes publicly available in reports, statements and other documents filed with the SEC. Archimedes and SoundHound investors and securityholders are not third-party beneficiaries under the Merger Agreement.

Certain Related Agreements

Parent Support Agreements. In connection with the execution of the Merger Agreement, certain stockholders of Archimedes, SoundHound and Archimedes entered into support agreements (the “Parent Support Agreements”) pursuant to which the stockholders of Archimedes that are parties to the Parent Support Agreements have agreed to vote all shares of common stock, par value $0.0001 per share, of Archimedes beneficially owned by them in favor of the Merger and related transactions.

Company Support Agreements. In connection with the execution of the Merger Agreement, certain stockholders of SoundHound, SoundHound and Archimedes entered into support agreements (the “Company Support Agreements”), pursuant to which the stockholders of SoundHound that are parties to the Company Support Agreements have agreed to vote all shares of SoundHound Stock beneficially owned by them in favor of the Merger and related transactions.

Subscription Agreements. In connection with the execution of the Merger Agreement, Archimedes entered into subscription agreements (collectively, the “Subscription Agreements”) with certain accredited investors (the “Subscribers”) pursuant to which the Subscribers have agreed to purchase, and Archimedes has agreed to sell to the Subscribers, an aggregate of 11,100,000 shares of Class A Common Stock (“PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $111,000,000. The purpose of the sale of the PIPE Shares is to raise additional capital for use in connection with the Merger and to meet the minimum cash requirements provided in the Merger Agreement. The PIPE Shares are identical to the shares of Class A Common Stock that will be held by Archimedes’ public stockholders at the time of the Closing, except that the PIPE Shares will not be entitled to any redemption rights and will not be registered with the SEC. The obligations to consummate the transactions contemplated by the Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the Merger and related transactions contemplated by the Merger Agreement.

Lock-Up Agreements. In connection with the execution of the Merger Agreement, certain key SoundHound stockholders have agreed, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Class A Common Stock and Class B Common Stock (collectively, “Common Stock”) held by them (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of Common Stock if any, acquired during the Lock-Up Period (as defined below), the “Lock-up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise, or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is six months after the Closing Date (the period from the date of the agreement until such date, the “Lock-Up Period”).

Amended and Restated Registration Rights Agreement. At the closing, Archimedes will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with certain existing stockholders of Archimedes with respect to the shares of Class A Common Stock they own at the Closing, and with certain SoundHound stockholders who will be affiliates of Archimedes with respect to the Merger Consideration after the Closing. The Amended and Restated Registration Rights Agreement will require Archimedes to, among other things, file a resale shelf registration statement on behalf of the stockholders no later than 60 days after the Closing. The Amended and Restated Registration Rights Agreement will also provide certain demand registration rights and piggyback registration rights to the stockholders, subject to underwriter cutbacks and issuer blackout periods. Archimedes will agree to pay certain fees and expenses relating to registrations under the Amended and Restated Registration Rights Agreement.

The foregoing descriptions of agreements and the transactions and documents contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement, form of Parent Support Agreement, form of Company Support Agreement, form of Subscription Agreement, form of Lock-Up Agreement and form of Amended and Restated Registration Rights Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibits 2.1, 10.1, 10.2, 10.3, 10.4 and 10.5, respectively, and the terms of which are incorporated by reference herein.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth above in Item 1.01 of this Report under the heading “Subscription Agreements” is incorporated by reference herein. The shares of Common Stock to be issued in connection with the Subscription Agreements and the transactions contemplated thereby will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

On November 16, 2021, Archimedes and SoundHound issued a joint press release announcing the execution of the Merger Agreement and related matters. A copy of the press release is furnished hereto as Exhibit 99.1.

Furnished as Exhibits 99.2 and 99.3 hereto are the investor presentation that will be used by Archimedes and SoundHound in connection with the Merger and related matters and the transcript of the investor call on November 16, 2021 discussing the Merger and related matters.

The information in this Item 7.01 and Exhibits 99.1, 99.2 and 99.3, attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between Archimedes and SoundHound. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Archimedes intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Archimedes, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Archimedes stockholders. Archimedes also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Archimedes are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Archimedes through the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

Certain statements included in this Current Report on Form 8-K are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K and on the current expectations of Archimedes’ and SoundHound’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Archimedes and SoundHound. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

These forward-looking statements are subject to a number of risks and uncertainties, including, the inability of the parties to successfully or timely consummate the Merger, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the Company or the expected benefits of the Merger, if not obtained; the failure to realize the anticipated benefits of the Merger; matters discovered by the parties as they complete their respective due diligence investigation of the other parties; the ability of Archimedes prior to the Merger, and the Company following the Merger, to maintain the listing of the Company’s shares on Nasdaq; costs related to the Merger; the failure to satisfy the conditions to the consummation of the Merger, including the approval of the Merger Agreement by the shareholders of Archimedes, the satisfaction of the minimum cash requirements of the Merger Agreement, which is an amount equal to the PIPE commitments as of the date of the Merger Agreement, following any redemptions by Archimedes’ public shareholders; the risk that the Merger may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; the inability to complete a PIPE transaction; the outcome of any legal proceedings that may be instituted against Archimedes or SoundHound related to the Merger; the attraction and retention of qualified directors, officers, employees and key personnel of Archimedes and SoundHound prior to the Merger, and SoundHound following the Merger; the ability of SoundHound to compete effectively in a highly competitive market; the ability to protect and enhance SoundHound’s corporate reputation and brand; the impact from future regulatory, judicial, and legislative changes in SoundHound’s industry; the uncertain effects of the COVID-19 pandemic; competition from larger technology companies that have greater resources, technology, relationships and/or expertise; future financial performance of SoundHound following the Merger including the ability of future revenues to meet projected annual bookings; the ability of SoundHound to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; the ability of SoundHound to generate sufficient revenue from each of its revenue streams; the ability of SoundHound’s patents and patent applications to protect SoundHound’s core technologies from competitors; SoundHound’s ability to manage a complex set of marketing relationships and realize projected revenues from subscriptions, advertisements, product sales and/or services; SoundHound’s ability to execute its business plans and strategy; and those factors set forth in documents of Archimedes filed, or to be filed, with SEC. The foregoing list of risks is not exhaustive.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Archimedes nor SoundHound presently know, or that Archimedes and SoundHound currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Archimedes’ and SoundHound’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this Current Report on Form 8-K and the attachments hereto should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K and the attachments hereto, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Archimedes and SoundHound described above. Archimedes and SoundHound anticipate that subsequent events and developments will cause their assessments to change. However, while Archimedes and SoundHound may elect to update these forward-looking statements at some point in the future, they each specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Archimedes’ or SoundHound’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Archimedes and SoundHound and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Archimedes’ stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Archimedes and information regarding their interests in the Merger will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1*	Merger Agreement dated as of November 15, 2021 by and among Archimedes Tech SPAC Partners Co., ATSPC Merger Sub, Inc. and SoundHound, Inc.
10.1	Form of Parent Support Agreement dated as of November 15, 2021 by and among Archimedes Tech SPAC Partners Co, SoundHound, Inc. and certain stockholders of Archimedes Tech SPAC Partners Co.
10.2	Form of Company Support Agreement dated as of November 15, 2021 by and among Archimedes Tech SPAC Partners Co., SoundHound, Inc. and certain stockholders of SoundHound, Inc.
10.3	Form of Subscription Agreement.
10.4	Form of Lock-Up Agreement.
10.5	Form of Amended and Restated Registration Rights Agreement.
99.1	Press Release issued by Archimedes Tech SPAC Partners Co. and SoundHound, Inc. on November 16, 2021.
99.2	Investor Presentation dated November 16, 2021
99.3	Transcript of Investor Call dated November 16, 2021
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Archimedes agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 16, 2021

Archimedes Tech SPAC Partners Co.

By:	/s/ Stephen N. Cannon
Name:	Stephen N. Cannon
Title:	Chief Executive Officer